Lavoro Limited

Unaudited Interim Condensed Consolidated
Financial Statements
September 30, 2024

Content

Interim condensed consolidated statement of financial position (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	September 30, 2024	June 30, 2024

Assets
Current assets
Cash equivalents	4	510,862	911,335
Restricted cash		167,059	168,862
Trade receivables	5	3,286,144	2,769,757
Inventories	8	2,184,810	1,780,247
Taxes recoverable	9	120,902	103,792
Derivative financial instruments	7	29,787	47,677
Commodity forward contracts	10	247,629	137,660
Advances to suppliers		414,025	246,653
Other assets		56,414	49,141
Total current assets		7,017,632	6,215,124

Non-current assets
Trade receivables	5	54,094	56,042
Other assets		7,866	9,067
Commodity forward contracts	10	—	3,000
Judicial deposits		11,561	10,520
Right-of-use assets	11	190,331	202,222
Taxes recoverable	9	293,591	299,228
Deferred income tax assets	19	275,240	340,909
Investments		6,491	4,486
Property, plant and equipment	12	241,491	236,781
Intangible assets	13	960,074	971,345
Total non-current assets		2,040,739	2,133,600

Total assets		9,058,371	8,348,724
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	September 30, 2024	June 30, 2024

Liabilities
Current liabilities
Trade payables	14	4,251,209	3,844,541
Lease liabilities	11	95,290	96,222
Borrowings	15	1,225,638	1,190,961
Agribusiness Receivables Certificates	17	1,165	918
Obligations to FIAGRO and others quota holders	16	474,800	205,088
Payables for the acquisition of subsidiaries	18	145,737	179,309
Derivative financial instruments	7	92,395	75,017
Commodity forward contracts	10	177,183	65,641
Salaries and social charges		175,446	174,665
Taxes payable		58,681	41,612
Dividends payable		5,149	6,397
Warrant liabilities		16,426	22,421
Liability for FPA Shares		167,059	168,862
Advances from customers	21	421,827	235,037
Other liabilities		64,975	66,495
Total current liabilities		7,372,980	6,373,186

Non-current liabilities
Trade payables	14	280	592
Lease liabilities	11	110,061	120,524
Borrowings	15	31,602	34,609
Agribusiness Receivables Certificates		405,744	404,647
Commodity forward contracts	10	—	316
Payables for the acquisition of subsidiaries	18	16,016	26,933
Provision for contingencies	20	15,354	14,002
Other liabilities		589	590
Taxes payable		1,791	1,886
Deferred income tax liabilities	19	15,625	12,424
Total non-current liabilities		597,062	616,523

Equity	23
Share Capital		591	591
Additional Paid-in Capital		2,109,561	2,109,561
Capital reserve		32,482	30,180
Other comprehensive gain (loss)		(819)	5,444
Accumulated losses		(1,271,698)	(1,023,165)
Equity attributable to shareholders of the Parent Company		870,117	1,122,611
Non-controlling interests		218,212	236,404

Interim condensed consolidated statement of financial position (In thousands of Brazilian reais - R$, except if otherwise indicated)

Total equity	1,088,329	1,359,015

Total liabilities and equity	9,058,371	8,348,724
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of profit or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	September 30, 2024	September 30, 2023

Revenue	24	2,052,720	2,365,956
Cost of goods sold	25	(1,731,559)	(2,072,671)

Gross profit		321,161	293,285

Operating expenses
Sales, general and administrative expenses	25	(318,969)	(320,238)
Other operating (expenses) income, net		1,305	352
Equity results and other results from subsidiaries		10,218	(967)

Operating profit (loss)		13,715	(27,568)

Finance Income (costs)
Finance income	26	49,566	85,899
Finance costs	26	(233,459)	(235,987)
Other financial income (costs)	26	(5,808)	21,136

Loss before income taxes		(175,986)	(156,520)

Income taxes
Current	19	(22,300)	38,493
Deferred	19	(68,772)	47,030

Loss for the period		(267,058)	(70,997)

Attributable to:
Equity holders of the parent		(248,533)	(66,537)
Non-controlling interests		(18,525)	(4,460)

Loss per share
Basic loss for the period attributable equity holders of the parent	23	(2.19)	(0.59)
Diluted loss for the period equity holders of the parent	23	(2.19)	(0.59)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	September 30, 2024	September 30, 2023

Loss for the period	(267,058)	(70,997)
Items that may be reclassified to loss in subsequent periods
Exchange differences on translation of foreign operations	(6,084)	14,194
Others	(179)

Total comprehensive loss for the period	(273,321)	(56,803)

Attributable to:
The equity holders of the parent	(254,796)	(52,343)
Non-controlling interests	(18,525)	(4,460)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity For the three-month period ended September 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Share Capital	Additional Paid-in Capital	Share-Based Compensation reserve	Other comprehensive loss	Accumulated losses	Total	Non-controlling interest	Total Equity

At June 30, 2023		591	2,134,339	14,533	(28,634)	(260,710)	1,860,119	250,238	2,110,357

Exchange differences on translation of foreign operations		—	—	—	14,194	—	14,194	—	14,194
Share-based payment		—	—	5,964	—	—	5,964	—	5,964
Acquisition of subsidiaries		—	—	—	—	—	—	2,118	2,118
Other		—	(7,040)	—	—	—	(7,040)	4,059	(2,981)
Loss for the period		—	—	—	—	(66,537)	(66,537)	(4,460)	(70,997)

At September 30, 2023		591	2,127,299	20,497	(14,440)	(327,247)	1,806,700	251,955	2,058,655

At June 30, 2024		591	2,109,561	30,180	5,444	(1,023,165)	1,122,611	236,404	1,359,015

Exchange differences on translation of foreign operations		—	—	—	(6,084)	—	(6,084)	—	(6,084)
Share-based payment	23	—	—	2,302	—	—	2,302	—	2,302
Other	—	—	—	—	(179)	—	(179)	333	154
Loss for the period	—	—	—	—	—	(248,533)	(248,533)	(18,525)	(267,058)

At September 30, 2024		591	2,109,561	32,482	(819)	(1,271,698)	870,117	218,212	1,088,329
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows For the three-month period ended September 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	September 30, 2024	September 30, 2023

Operating activities:
Loss before income taxes		(175,986)	(156,520)
Adjustments to reconcile profit (loss) for the period to net cash flow:
Allowance for expected credit losses	25	13,137	26,496
Foreign exchange differences	26	(19,043)	4,862
Accrued interest expenses	26	99,188	80,143
Interest arising from revenue contracts	26	(46,773)	(65,647)
Interest on trade payables	26	114,671	142,360
Gain (loss) on derivatives	26	23,443	(26,281)
Interest from tax benefits	26	416	(10,465)
Fair value on commodity forward contracts	26	8,987	284
Gain (loss) on changes in fair value of warrants		(5,995)	1,420
Amortization of intangibles	25	16,173	18,376
Amortization of right-of-use assets	25	21,591	19,441
Depreciation	25	6,513	4,515
Losses and damages of inventories	25	17,144	1,565
Provisions for contingencies		311	3,884
Share-based payment expense		2,302	5,964
Share of profit of an associate		(3,915)	967

Changes in operating assets and liabilities:
Assets
Trade receivables		(467,085)	(446,075)
Inventories		(387,419)	(643,982)
Advances to suppliers		(167,372)	(480,712)
Derivative financial instruments		7,095	29,819
Taxes recoverable		(11,473)	(15,651)
Other receivables		(6,072)	(122,747)
Liabilities
Trade payables		294,632	1,057,664
Advances from customers		186,790	138,212
Salaries and social charges		781	(23,781)
Taxes payable		16,974	23,719
Other payables		8,705	72,283

Interim condensed consolidated statement of cash flows For the three-month period ended September 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Interest paid on borrowings and FIAGRO quota holders		(91,764)	(84,501)
Interest paid on acquisitions of subsidiary		(1,350)	(4,461)
Interest paid on trade payables and lease liabilities		(167,696)	(234,048)
Interest received from revenue contracts		13,633	86,825
Income taxes paid/received		(36,315)	5,578

Net cash flows used in operating activities		(735,772)	(590,494)

Investing activities:
Acquisition of subsidiary, net of cash acquired		(24,789)	(109,724)
Additions to property, plant and equipment and intangible assets		(5,417)	(23,896)
Proceeds from the sale of property, plant and equipment		—	3,720

Net cash flows used in investing activities		(30,206)	(129,900)

Financing activities:
Proceeds from borrowings	15	465,483	1,218,074
Repayment of borrowings	15	(413,241)	(481,957)
Payment of principal portion of lease liabilities		(20,435)	(18,787)
Proceeds from FIAGRO quota holders, net of transaction costs		376,203	137,496
Repayment of FIAGRO quota holders		(39,673)	(117,297)
Trade payables – Supplier finance		—	(26,157)
Dividend payments (i)		(1,248)	(295)

Net cash flows provided by financing activities		367,089	711,077

Net decrease in cash equivalents		(398,889)	(9,317)
Net foreign exchange difference		(1,584)	9,335

Cash equivalents at beginning of period		911,335	564,294

Cash equivalents at end of period		510,862	564,312
(i) Dividend payments made to non-controlling shareholders from acquired subsidiaries.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
1.Background information
Lavoro Limited is a Cayman Island exempted company incorporated on August 22, 2022.
Lavoro Limited is a public company listed with the US Securities and Exchange Commission (“SEC”) and its shares are traded on Nasdaq Global Select Market under ticker symbol “LVRO”.
Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an agricultural input trading company in Uruguay, and an early stage agricultural input company in Ecuador. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support. The Group began its operations in 2017, and expansion through M&As has always been part of Lavoro's business strategy.
As of September 30, 2024, the Group is controlled by investment funds managed by Patria Investments Limited (“Patria”), a global alternative asset manager with shares listed on NASDAQ.
The Group’s business
The Group initiated its operations in 2017 and has expanded mainly through mergers and acquisitions in the distribution of agricultural inputs such as crop protection products, fertilizers, seeds and specialty inputs (foliar fertilizers, biologicals, adjuvants and organominerals) and its production through its proprietary portfolio of products under the crop care segment.
Through Crop Care, the Group operates as an importer of post-patent agricultural inputs and producer of specialties products through its own factories’ manufacturing plants. The inputs produced are delivered through the Group’s own distribution channels and by means of direct sales to customers.
The Group operates in Brazil, Colombia and Uruguay in the agricultural input distribution market through its own stores and sells agricultural inputs and products, in particular fertilizers, seeds and pesticides. The group also operates an early stage agricultural input company in Ecuador. The Group’s customers are rural producers that operate in the production of cereals, mainly soybeans and corn, in addition to cotton, citrus and fruit and vegetable crops, among others.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Seasonality
Agribusiness is subject to seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantially seasonal.
The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically stronger between October and December, with a second period of strong demand between January and March. The seasonality of agricultural inputs results in our sales volumes typically being the highest during the period between September to February and our working capital and total debt requirements typically being the highest just after the end of this period.
Challenges in the Agribusiness Sector and Strategic Adaptations
The agribusiness sector in Brazil has been experiencing difficulties and agricultural retailers have been particularly affected by:
(i) a decline in commodity prices, which compressed farmers' margins and delayed input purchases.
(ii) adverse climatic conditions.
(iii) high inventory levels with elevated acquisition costs, which negatively affected sales, profitability, and cash generation.
(iv) a drop in agricultural input market prices, leading to both inventory devaluation and lower margins at the time of commercialization.
(v) credit access restrictions, leading to a; heightened guarantee requirements from suppliers.
(vi) increased leverage and financing costs due to the factors mentioned above.
As a result, the Group has experienced a decline in revenues and margin.
Considering the scenario described above, the Group reassessed the impairment analyses and concluded that these events had been insufficient to eliminate the headroom of the previous test. However, for deferred taxes assets, the Group concluded that for certain subsidiaries these events impacted the expected future

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
taxable profit that will be available for balances to be utilized and derecognized an amount of R$ 41 million, Note 19.
As detailed in Note 28 - Subsequent Event, with the objective of safeguarding Group’s operations and cash flow, the Group entered into finance transactions with operational related parts.
2.Significant accounting policies
(a)Basis for preparation of the unaudited interim condensed consolidated financial statements
The unaudited interim condensed consolidated financial statements for the three-month period ended September 30, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Executive Management consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of June 30, 2024.
These interim condensed consolidated financial statements as of September 30, 2024 and for the three-month period ended September 30, 2024 and 2023 were authorized for issuance by the Board of Directors on January 31, 2025.
(b)New standards, interpretations and amendments adopted by the Group
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of the Group’s annual consolidated financial statements for the year ended June 30, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
(c)Basis of consolidation procedures
All unrealized intra-group and intercompany balances, transactions, gains and losses relating to transactions between group companies were eliminated in full.
The interim condensed consolidated financial statements include the following subsidiaries of Lavoro Limited:

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

			Equity interest
Name	Core activities	Location	September 30, 2024	June 30, 2024
Corporate:
Lavoro Agro Limited	Holding	George Town – Cayman Island	100%	100%
Lavoro America Inc.	Holding	California - USA	100%	100%
Lavoro Merger Sub II Limited	Holding	George Town – Cayman Island	100%	100%
Lavoro Agro Cayman II	Holding	George Town – Cayman Island	100%	100%
Lavoro Latam SL	Holding	Madrid - Spain	100%	100%
Lavoro Uruguay S.A. (formerly Malinas SA)	Holding	Montevideu – Uruguay	100%	100%
Lavoro Brazil:
Lavoro Agro Holding S.A.	Holding	São Paulo – Brazil	100%	100%
Lavoro Agrocomercial S.A.	Distributor of agricultural inputs	Rondonópolis – Brazil	97.43%	97.43%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Sinop – Brazil	97.43%	97.43%
PCO Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	97.43%	97.43%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.60%
Produtiva Agronegócios Comércio e Representação Ltda.	Distributor of agricultural inputs	Paracatu – Brazil	87.40%	87.40%
Facirolli Comércio e Representação S.A. (Agrozap)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	97.43%	97.43%
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Distributor of agricultural inputs	Vilhena – Brazil	97.43%	97.43%
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.60%	93.60%
Produtec Comércio e Representações S.A.	Distributor of agricultural inputs	Cristalina – Brazil	87.40%	87.40%
Qualiciclo Agrícola S.A.	Distributor of agricultural inputs	Limeira – Brazil	72.17%	72.17%
Desempar Participações Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%
Denorpi Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Deragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%
Desempar Tecnologia Ltda.	Holding	Palmeira – Brazil	93.60%	93.60%
Futuragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%
Plenafértil Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%
Realce Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%
Cultivar Agrícola Comércio, Importação e Exportação S.A.	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.60%
Nova Geração Comércio e Produtos Agrícolas Ltda.	Distributor of agricultural inputs	Pinhalzinho – Brazil	72.17%	72.17%
Floema Soluções Nutricionais de Cultivos Ltda. (i)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%
Casa Trevo Participações S.A.	Holding	Nova Prata – Brazil	79.56%	79.56%
Casa Trevo Comercial Agrícola Ltda.	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.56%
CATR Comercial AgrícolaLtda.	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.56%
Sollo Sul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.60%
Dissul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.60%
Referência Agroinsumos Ltda.	Distributor of agricultural inputs	Dom Pedrito - Brazil	65.52%	65.52%
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (i)	FIAGRO	São Paulo – Brazil	5%	5%
Lavoro Agro II Fundo de Investimento nas Cadeias Produtivas Agroindustriais (ii)	FIAGRO	São Paulo – Brazil	19.63%	__
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	93.60%	93.60%
CORAM - Comércio e Representações Agrícolas Ltda.	Distributor of agricultural inputs	São Paulo – Brazil	72.17%	72.17%
Lavoro Colômbia:
Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.90%	94.90%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%
Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	94.90%	94.90%
Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%
Cenagral S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Provecampo S.A.S.	Distributor of agricultural inputs	Envigado – Colombia	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Quito – Ecuador	100%	100%
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100%	100%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100%	100%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100%	100%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73%	73%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	65.13%	65.13%
Cromo Indústria Química LTDA.	Private label products	Estrela - Brasil	70%	70%
Agrobiológica Fundo de Investimento em Direitos Creditórios (iii)	FIAGRO	São Paulo – Brazil	28.31%	28.31%
(i)Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in July 2022. (see note 16)
(ii)Lavoro Agro Fundo II de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in August 2024. (see note 16)
(iii)Agrobiológica Fundo de Investimento em Direitos Creditórios was incorporated in January 2024. (see note 16)

Additionally, the interim condensed consolidated financial statements include the following non-consolidated affiliate company:

			Equity interest
Name	Core activities	Location	September 30, 2024	June 30, 2024
Gestão e Transformação Consultoria S.A.	Consulting	São Paulo – Brazil	40%	40%

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
3.Segment information
(a)Reportable segments by management
The chief operating decision-maker of the Group (the “CODM”) is the Executive Management, which is responsible for allocating resources among operating segments, assessing their performance and making strategic decisions.
The determination of the reportable segments is based on internal reports reviewed by the CODM, which include considerations in relation to risks and returns, organizational structure, etc. Certain expenses across segments are allocated based on reasonable allocation criteria, such as revenues or historical trends.
The Group’s reportable segments are the following:
•Brazil Ag Retail: comprising companies located in Brazil that sell agricultural inputs;
•LATAM Ag Retail: comprising companies located in Colombia that sell agricultural inputs;
•Crop Care: comprising companies that produce and import their own portfolio of proprietary products including off-patent crop protection and specialty products (e.g., biologicals and specialty fertilizers).
(b)Reclassification between reportable segments and corporate
For the year ended June 30, 2024, the Group revisited the information used by the CODM to reclassify amounts related to corporate expenses incurred by the holding company and not directly related to any operating segment. Previously, the Group considered only the balances of Lavoro Limited as corporate expenses. Comparative information for September 2023 has been retroactively adjusted for comparison purposes.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(c)Financial information by segment
Segment assets and liabilities as of September 30, 2024:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	402,269	18,063	83,076	503,408	7,454	—	510,862
Trade receivables	2,640,809	478,236	551,452	3,670,497	—	(330,259)	3,340,238
Inventories	1,815,378	211,302	223,225	2,249,905	—	(65,095)	2,184,810
Advances to suppliers	396,796	3,195	14,957	414,948	—	(923)	414,025

Total assets	7,345,163	883,515	1,303,856	9,532,534	1,055,291	(1,529,454)	9,058,371

Certain liabilities
Trade payables	4,022,453	352,902	211,500	4,586,855	202	(335,568)	4,251,489
Borrowings	542,069	201,963	507,899	1,251,931	—	5,309	1,257,240
Advances from customers	416,549	698	5,504	422,751	—	(924)	421,827

Total liabilities and equity	7,345,163	883,515	1,303,856	9,532,534	1,055,291	(1,529,454)	9,058,371
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil segment.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the three-month period ended September 30, 2024:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	1,549,879	337,036	293,723	2,180,638	-	(127,918)	2,052,720
Cost of goods sold	(1,360,848)	(289,250)	(209,451)	(1,859,549)	-	127,990	(1,731,559)
Sales, general and administrative expenses (iii)	(172,442)	(39,047)	(59,061)	(270,550)	(48,420)	-	(318,970)
Equity results and other results from subsidiaries	(6,202)	-	(903)	(7,105)	17,323	—	10,218
Other operating income, net	(831)	(1,331)	5,224	3,062	(1,756)	-	1,306
Financial (costs) income	(171,170)	(7,795)	(16,518)	(195,483)	5,782	-	(189,701)
Income taxes	(87,686)	1,150	(4,511)	(91,047)	-	(25)	(91,072)

Loss for the period	(249,300)	763	8,503	(240,034)	(27,071)	47	(267,058)

Depreciation and amortization	(29,355)	(3,026)	(4,714)	(37,095)	(6,746)	-	(43,841)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses and Cost of goods sold includes depreciation and amortization.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Segment assets and liabilities as of June 30, 2024:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	856,307	18,482	25,541	900,330	11,005	-	911,335
Trade receivables	2,205,098	442,998	444,607	3,092,703	-	(266,904)	2,825,799
Inventories	1,437,340	220,598	191,211	1,849,149	-	(68,902)	1,780,247
Advances to suppliers	230,645	2,034	13,974	246,653	-	—	246,653

Total assets	6,798,008	814,472	1,132,646	8,745,126	1,379,143	(1,775,545)	8,348,724

Certain liabilities
Trade payables	3,619,930	368,883	137,323	4,126,136	1,241	(282,244)	3,845,133
Borrowings	647,193	114,312	448,725	1,210,230	-	15,340	1,225,570
Advances from customers	233,373	841	823	235,037	-	-	235,037

Total liabilities and equity	6,798,008	814,472	1,132,646	8,745,126	1,379,143	(1,775,545)	8,348,724
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil Segment.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the three-month period ended September 30, 2023 (Reclassified):

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	2,017,918	324,161	175,045	2,517,124	-	(151,168)	2,365,956
Cost of goods sold	(1,841,573)	(279,486)	(99,179)	(2,220,238)	-	147,567	(2,072,671)
Sales, general and administrative expenses (iii)	(182,371)	(31,091)	(54,825)	(268,287)	(51,951)	—	(320,238)
Equity results and other results from subsidiaries	(1,459)	—	492	(967)	-		(967)
Other operating income, net	17,653	(1,147)	1,519	18,025	(17,673)	—	352
Financial (costs) income	(121,849)	(5,376)	(12,557)	(139,782)	10,830	—	(128,952)
Income taxes	85,958	(2,251)	592	84,299	-	1,224	85,523

Loss for the period	(25,722)	4,810	11,087	(9,825)	(58,794)	(2,377)	(70,997)

Depreciation and amortization	(36,305)	(2,810)	(5,342)	(44,457)	(5,266)	—	(49,722)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include depreciation and amortization.
Revenues from external customers for each product and service are disclosed in Note 24. Further breakdown in relation to products and services provided by the Group is not available and such information cannot be produced without unreasonable effort.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
4.Cash equivalents

	Annual yield	September 30, 2024	June 30, 2024

Cash equivalents (R$)	1% to 110% CDI (i)	485,345	881,848
Cash equivalents (COP)	9.89% DTF(ii)	18,063	18,482
Cash equivalents (US$)	3.81% a year (iii)	7,454	11,005

Total cash equivalents		510,862	911,335
(i)Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").
(ii)Colombian investment rate, which is an average of interbank and corporate finance ("DTF").
(iii)Average annualized yield obtained in the last year from overseas bank accounts.
5.Trade receivables

	September 30, 2024	June 30, 2024

Trade receivables (Brazil)	3,093,227	2,605,012
Trade receivables (Colombia)	526,071	488,415
(-) Allowance for expected credit losses	(279,060)	(267,628)

Total	3,340,238	2,825,799

Current	3,286,144	2,769,757
Non-current	54,094	56,042
The average effective interest rate used to discount trade receivables for the three-month period ended September 30, 2024 was 0.90% per month (0.90% as of June 30, 2024). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.
As of September 30, 2024, the Group also transferred trade receivables to the FIAGRO (Agro-industrial Supply Chain Investment Fund), a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables, in the amount of R$318,891 (R$127,421 on June 30, 2024).
As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded as obligations to FIAGRO quota holders.
Allowance for expected credit losses:

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	September 30, 2024	June 30, 2024

Opening balance	(267,628)	(188,072)
Increase in allowance	(13,137)	(85,824)
Allowance for credit losses from acquisitions	-	(15,314)
Trade receivables write-off	404	25,510
Exchange rate translation adjustment	1,301	(3,928)

Ending balance (i)	(279,060)	(267,628)
(i)The credit risk of the Group is described in note 7.b.
The aging analysis of trade receivables is as follow:

	September 30, 2024	June 30, 2024

Not past due	2,070,667	1,576,604

Overdue
1 to 60 days	440,144	284,637
61 to 180 days	564,157	746,362
181 to 360 days	109,700	141,770
361 to 720 days	257,157	200,219
Over 720 days	177,473	143,835
Allowance for expected credit losses	(279,060)	(267,628)

	3,340,238	2,825,799

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
6.Financial instruments
The Group’s financial instruments were classified according to the following categories:

	September 30, 2024
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	3,340,238
Commodity forward contracts	-	247,629
Derivative financial instruments	-	29,787
Restricted cash	167,059	-

Total	3,507,297	277,416

Liabilities:
Trade payables	4,251,489	-
Lease liabilities	205,351	-
Borrowings	1,257,240	-
Agribusiness Receivables Certificates	406,909	-
Obligations to FIAGRO quota holders	474,800	-
Payables for the acquisition of subsidiaries	161,753	-
Derivative financial instruments	-	92,395
Salaries and social charges	175,446	-
Commodity forward contracts	-	177,183
Dividends payable	5,149	-
Warrant liabilities	-	16,426
Liability for FPA Shares	167,059	-

Total	7,105,196	286,004

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June, 30 2024
	Amortized cost	Fair value through profit or loss
Assets:
Restricted cash	168,862	-
Trade receivables	2,825,799	-
Derivative financial instruments	—	47,677
Commodity forward contracts	—	140,660

Total	2,994,661	188,337

Liabilities:
Trade payables	3,845,133	-
Lease liabilities	216,746	-
Borrowings	1,225,570	-
Agribusiness Receivables Certificates	405,565	-
Obligations to FIAGRO quota holders	205,088	-
Payables for the acquisition of subsidiaries	206,242	-
Derivative financial instruments	-	75,017
Commodity forward contracts	—	65,957
Salaries and social charges	174,665	—
Dividends payable	6,397	-
Warrant liabilities	-	22,421
Liability for FPA Shares	168,862	-

Total	6,454,268	163,395
The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.
(a)Hierarchy of fair value
The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the assets or liabilities. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:
Level 1 - Quoted prices (unadjusted) in active, liquid and visible markets, for identical assets and liabilities that are readily available at the measurement date;

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
All financial instruments accounted for at fair value are classified as level 2, except for the Warrant liability which is classified as level 1. On September 30, 2024 and June 30, 2024, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.
7.Financial and capital risk management
(a)Considerations on risk factors that may affect the business of the Group
The Group is exposed to several market risk factors that might impact its business. The Group’s board of directors is responsible for monitoring these risk factors, as well as establishing policies and procedures to address them. The Group’s risk management structure considers the size and complexity of its activities, which allows for a better understanding of how such risks could impact Group’s strategy through committees and other internal meetings.
Currently, the Group is focused on action plans relating to risks that could have a significant impact on its strategic goals, including those required by applicable regulations. To efficiently manage and mitigate these risks, its risk management structure conducts risk identification and assessments to prioritize the risks that are key to pursuing potential opportunities that may prevent value from being created or that may compromise existing value, with the possibility of impacting its results, capital, liquidity, customer relationships and/or reputation.
The Group’s risk management strategies were developed to mitigate and/or reduce the financial market risks which it is exposed to, which are as follows:
•credit risk
•liquidity risk
•capital risk
•interest rate risk
•exchange rate risk
•commodity price risk in barter transactions

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Credit risk
Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from the Group’s trade receivables. The Group maintains short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.
The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses (see Note 5).
The main strategies on credit risks management are listed below:
•creating credit approval policies and procedures for new and existing customers.
•extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.
•reviewing existing customer accounts every twelve months based on the credit limit amounts.
•evaluating customer and regional risks.
•obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.
•establishing credit approval for suppliers in case of payments in advance.
•setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument, Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile, Estimated losses on receivables are based on known troubled accounts and historical losses, Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.
•requiring minimum acceptable counterparty credit ratings from financial counterparties.
•setting limits for counterparties or credit exposure; and
•developing relationships with investment-grade counterparties.
The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers (i)	Other
AA & A	24%	Very small	80-90%	0%
B	46%	Medium	100%	30%
C & D	13%	High	100%	60%
Simplified	17%	Small farmers	N/A	N/A
(i)Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input suppliers.
For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.
Maximum exposure to credit risk as of September 30, 2024 and June 30, 2024:

	September 30, 2024	June 30, 2024

Trade receivables (current and non-current)	3,340,238	2,825,799
Advances to suppliers	414,025	246,653

	3,754,263	3,072,452
(c)Liquidity risk
The Group defines liquidity risk as the risk of financial losses if it is unable to comply with its payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. The Group’s approach to managing this risk is to ensure that it has sufficient cash available to settle its obligations without incurring losses or affecting the operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to manage funding requirements and liquidity in the short, medium and long term.
The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	September 30, 2024
	Up to 1 year	From 1 to 5 years	Total

Trade payables	4,405,969	280	4,406,249
Lease liabilities	106,868	123,433	230,301
Borrowings	1,374,553	35,441	1,409,994
Obligations to FIAGRO quota holders	532,488	-	532,488
Agribusiness Receivables Certificates	1,308	455,041	456,349
Payables for the acquisition of subsidiaries	152,776	16,790	169,566
Commodity forward contracts	198,710	-	198,710
Derivative financial instruments	103,621	-	103,621
Salaries and social charges	196,763	-	196,763
Dividends payable	5,774	-	5,774
Warrant liabilities	16,426	-	16,426
Liability for FPA Shares	167,059	—	167,059

	7,262,315	630,985	7,893,300

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June, 30 2024
	Up to 1 year	From 1 to 5 years	Total

Trade payables	3,947,367	592	3,947,959
Lease liabilities	106,229	133,059	239,288
Borrowings	1,314,821	38,208	1,353,029
Obligations to FIAGRO quota holders	226,417	-	226,417
Payables for the acquisition of subsidiaries	1,013	446,730	447,743
Commodity forward contracts	186,661	28,037	214,698
Derivative financial instruments	68,333	329	68,662
Salaries and social charges	78,092	-	78,092
Dividends payable	181,826	-	181,826
Warrant liabilities	6,659	-	6,659
Liability for FPA Shares	22,421	—	22,421
	168,862	—	168,862
	6,308,701	646,955	6,955,656
(d)Capital risk
The Group's capital management objective is to ensure that it maintains healthy leverage levels and access to capital to support its ongoing operations. The Group manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Group monitors capital using the net debt/Adjusted EBITDA ratio.
The Group did not make any changes to its approach to capital management during the period.
(i)Interest rate risk
Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of the Group’s borrowings and new borrowings.
The Group periodically monitors the effects of market changes in interest rates on its financial instruments portfolio. Funds raised by the Group are used to finance working capital for each crop season and are typically raised at short term conditions.
As of September 30, 2024 and June 30, 2024, the Group had no derivative financial instruments used to mitigate interest rate risks.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(i)Sensitivity analysis – exposure to interest rates
To evaluate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The Scenario 1 represents the impact on booked amounts considering the most current (January 23, 2025) CDI Rate and IBR Rate and reflects management’s best estimates. The Scenario 2 and Scenario 3 consider an increase of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table sets forth the potential impacts on the statements of profit or loss:

	September 30, 2024
		Expense on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Floating rate borrowings in Brazil	CDI Rate (12.15%)	122,792	144,776	166,761
Floating rate borrowings in Colombia	IBR Rate (9.52%)	24,212	29,020	33,827
Floating rate Agribusiness Receivables Certificates	CDI Rate (12.15%)	63,905	76,265	88,625

		210,909	250,061	289,213
(ii)Exchange rate risk
The Group is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly related to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.
The Group’s current commercial department seeks to reduce this exposure. Its marketing department is responsible for managing pricing tables and commercial strategies to seek a natural hedge between purchases and sales and to match currency and terms to the greatest extent possible.
The Group’s corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches as to terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures, and therefore fulfill internal policy requirements. U.S. dollar exposure is managed by macro hedging through the analysis of the forecasted cash flow for the next two harvests. The Group may not have any leveraged derivative position.
The Group’s exchange rate exposure monitoring committee meets periodically across the commercial, treasury and corporate business departments. There are also

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
committees on purchase valuation and business intelligence for the main goods traded by the Group.
The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 26.
(i)Sensitivity analysis – exposure to exchange rates
To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.
The Scenario 1 below represents the impact on carrying amounts of the most current (January 23, 2025) market rates for the U.S. dollar (R$5.9399 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. The Scenario 2 and Scenario 3 consider the devaluation of the Brazilian real against the US dollar at the rates of 25% and 50%, which represents a significant change in the probable scenario for sensitivity purposes.
The following table set forth the potential impacts on the statements of profit or loss:

	September 30, 2024
		Effect on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Cash equivalents in U.S. Dollars	5.9399	673	2,705	4,737
Trade receivables in U.S. Dollars	5.9399	28,079	112,861	197,643
Trade payables in U.S. Dollars	5.9399	(36,748)	(147,707)	(258,666)
Borrowings in U.S. Dollars	5.9399	(8,273)	(33,255)	(58,236)

Net impacts on commercial operations		(16,269)	(65,396)	(114,522)

Derivative financial instruments	5.9399	(2,681)	(10,776)	(18,872)

Total impact, net of derivatives		(18,950)	(76,172)	(133,394)
(iii)Commodity prices risk in barter transactions
In all barter transactions mentioned in Note 10, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s products into currency. The Group uses prices quoted by commodity trading

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
companies to value the grain purchase contracts from farmers. The Group enters into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains, at the same price of the purchased contracts with farmers. As such, the Group strategy is manage its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.
These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance of Group’s policies.
(i)Sensitivity analysis – exposure to commodity price
To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.
The “current risk” scenario below represents the impact on carrying amounts as of September 30, 2024, with assumptions described in Note 10. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, which represents a significant change in the probable scenario for sensitivity purposes.
As of September 30, 2024:

	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/bag)	+25% current		+50% current

Position						Market	Impact	Market	Impact

Corn 2024	68,628	Purchased	57,870	46	1	63	14,467	76	28,935
Corn 2024	(86,214)	Sold	(19,886)	38	2	17	(4,972)	21	(9,943)
Corn 2025	71,115	Purchased	6,146	40	6	6	1,537	8	3,073
Corn 2025	(15,965)	Sold	(4,667)	41	13	22	(1,167)	26	(2,333)
Soybean 2025	408,029	Purchased	156,196	113	19	29	39,049	34	78,098
Soybean 2025	(252,878)	Sold	(138,429)	113	18	41	(34,607)	49	(69,214)
Net exposure on grain contracts	192,715	Net purchased	57,230				14,307		28,616

Corn 2024	(169,234)	Sold on derivatives	(45,296)	120	136	170	(11,324)	204	(22,648)
Soybean 2025	(58,013)	Sold on derivatives	(2,551)	68	69	86	(638)	103	(1,276)
Net exposure on derivatives	(227,247)		(47,847)				(11,962)		(23,924)

Net exposure (i)	(34,532)		9,383				2,345		4,692
(i) Exposure related to Corn 24 refers to a product in our inventory, stored in third-party warehouses. Order cancellations in the 2025 harvest and consequently washouts.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(iv)Derivative financial instruments
The Group is exposed to market risks mainly related to fluctuations in exchange rates and commodity prices. The Group maintains operations with financial instruments of protection to mitigate exposure to these risks. The Group has been implementing and improving the internal controls to identify and measure the effects of transactions with trading companies and with financial institutions, so that such transactions are captured, recognized and disclosed in the consolidated financial statements. The Group does not carry out investments of a nature speculative in derivatives or any other risk assets. Trading derivatives are classified as current assets or liabilities.

	September 30, 2024	June 30, 2024

Options (put/call of commodities)	—	—
Forwards (R$/US$)	(45,600)	(21,772)
Swap (R$/US$)	(17,008)	(5,568)

Derivative financial instruments, net	(62,608)	(27,340)
8.Inventories
(a)Inventories composition

	September 30, 2024	June 30, 2024

Goods for resale	2,248,291	1,835,018
(-) Allowance for inventory losses	(63,481)	(54,771)

Total	2,184,810	1,780,247
(b)Allowance for inventory losses

	September 30, 2024	September 30, 2023
Opening balance	(54,771)	(17,737)
Increase in allowance	(8,859)	(1,565)
Exchange rate translation adjustment	149	(240)

Ending balance	(63,481)	(19,542)

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
9.Taxes recoverable

	September 30, 2024	June 30, 2024

State VAT (“ICMS”) (i)	90,774	86,556
Brazilian federal contributions (ii)	288,312	280,854
Colombian federal contributions	35,407	35,610

Total	414,493	403,020

Current	120,902	103,792
Non-current	293,591	299,228
(i)Refers to the Brazilian value-added tax on sales and services, The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.
(ii)Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions, These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss.
Income tax Benefits arising from ICMS deduction
During the 2023/2024 period, the Group benefited from deducting the ICMS tax benefit, as described in item (i), in the income tax calculation. This deduction was applied to the tax calculation for the calendar year 2023 (January to December) as well as for previous years, resulting in an income tax credit of R$2,425, which was recognized in the period ended September 30, 2024, under “Brazilian federal contribution.”
In accordance with Article 30 of Law No. 12,973/2014, ICMS benefits must be allocated to the fiscal incentive reserve when sufficient profits are available in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) when dividends are distributed or capital is returned to the subsidiaries' shareholders.
As of September 30, 2024, the fiscal incentive reserve balance in the subsidiaries amounted to R$458,560, with an unallocated fiscal benefit of at R$946,351, due to insufficient profits. The Group has no plans for its subsidiaries to distribute these incentive amounts to the parent company. However, should dividends be distributed, the relevant tax laws will apply.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
It is important to note that, as a result of the amendments introduced by Law No. 14,789/23, Article 30 of Law No. 12,973/2014 has been repealed, eliminating the ability to exclude ICMS benefit amounts from the income tax base for the current and future fiscal years, starting from January 2024. Despite this legislative change, the tax credits recorded on the balance sheet remain recoverable.
10.Commodity forward contracts – Barter transactions
As of September 30, 2024, fair value of commodity forward contracts is as follows:

	September 30, 2024	June 30, 2024

Fair value of commodity forward contracts:
Assets
Purchase contracts	243,177	132,362
Sale contracts	4,452	8,298

Current	247,629	137,660
Non-Current	—	3,000

Liabilities
Purchase contracts	(12,954)	(10,549)
Sale contracts	(164,229)	(55,408)

Current	(177,183)	(65,641)
Non-Current	—	(316)
The changes in fair value recognized in the statements of profit or loss are in note 26.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2024	365,894	112.97	11.27	0.58	378.64
As of September 30, 2024	408,029	112.78	11.02	1.72	229.44
Corn
As of June 30, 2024	211,895	45.19	65.08	N/A	257.28
As of September 30, 2024	139,743	44.83	82.52	1.66	197.12

Selling Contracts
Soybean
As of June 30, 2024	141,069	112.71	11.30	0.55	410.70
As of September 30, 2024	252,878	110.32	11.02	1.74	256.76
Corn
As of June 30, 2024	176,978	38.27	59.58	0.90	257.29
As of September 30, 2024	102,179	39.91	73.64	1.164	179.15
(i)Market price published by Chicago Board of Trade which is a futures and options exchange in United States.
(ii)Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
11.Right-of-use assets and lease liabilities
(a)Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	149,040	189,689	92,584	431,313
Accumulated depreciation	(72,365)	(113,787)	(42,939)	(229,091)

Balance as of June 30, 2024	76,675	75,902	49,645	202,222

Cost	149,243	190,507	93,833	433,583
Accumulated depreciation	(76,573)	(120,060)	(46,619)	(243,252)

Balance as of September 30, 2024	72,670	70,447	47,214	190,331
Right-of-use assets amortization expense for the three-month period ended September 30, 2024 was R$21,591 (R$19,441 for the three-month period ended September 30, 2023).
(b)Lease liabilities

	September 30, 2024	June 30, 2024

Vehicles	78,943	82,265
Buildings	99,769	103,968
Machinery and equipment	26,639	30,513

Total	205,351	216,746

Current	95,290	96,222
Non-current	110,061	120,524
Total interest on lease liabilities for the three-month period ended September 30, 2024 was R$5,096 (R$4,258 for the three-month period ended September 30, 2023).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
12.Property, plant and equipment
(a)Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	40,062	182,822	89,367	18,468	11,535	342,254
Accumulated depreciation	(32,822)	(22,769)	(31,009)	(9,043)	(9,830)	(105,473)

Balance as of June 30, 2024	7,240	160,053	58,358	9,425	1,705	236,781

Cost	39,417	192,056	89,790	18,732	11,668	351,663
Accumulated depreciation	(32,769)	(25,444)	(32,289)	(9,491)	(10,179)	(110,172)

Balance as of September 30, 2024	6,648	166,612	57,501	9,241	1,489	241,491
Depreciation expense of property, plant and equipment for the three-month period ended September 30, 2024 was R$6,107 (R$4,515 for the three-month period ended September 30, 2023).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
13.Intangible assets
(a)Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2023	546,665	351,412	23,005	61,388	982,470

Additions	-	-	-	33,067	33,067
Business combinations	122,641	45,427	-	35	168,103
Other	27,479	1,958	-	(1,140)	28,297
Translation adjustment	3,380	232	837	-	4,449

At June 30, 2024	700,165	399,029	23,842	93,350	1,216,386

Additions	1,312	850	129	4,235	6,526
Translation adjustment	(692)	(541)	(391)	-	(1,624)

At September 30, 2024	700,785	399,338	23,580	97,585	1,221,288

Amortization:
At June 30, 2023	—	139,765	15,912	19,600	175,277

Amortization for the period	—	50,089	3,218	16,457	69,764

At June 30, 2024	—	189,854	19,130	36,057	245,041

Amortization for the period	—	11,633	551	3,989	16,173

At September 30, 2024	—	201,487	19,681	40,046	261,214

At June 30, 2024	700,165	209,175	4,712	57,293	971,345

At September 30, 2024	700,785	197,851	3,899	57,539	960,074

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
14.Trade payables
(a)Trade payables

	September 30, 2024	June 30, 2024

Trade payables – Brazil	3,871,018	3,436,115
Trade payables – Colombia	380,471	409,018

Total	4,251,489	3,845,133

Current	4,251,209	3,844,541
Non-current	280	592
The average effective interest rate used to discount trade payables for the three-month period ended September 30, 2024 was 1.55% per month (1.55% as of June 30, 2024).
(b)Guarantees
The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sale process. The amount of these guarantees as of September 30, 2024, was R$1,218,689 (R$1,082,199 as of June 30, 2024).
15.Borrowings

	September 30, 2024	June 30, 2024

Borrowing in Colombia	201,963	114,312
Borrowings in Brazil	1,055,277	1,111,258

Total borrowings	1,257,240	1,225,570
The Group’s borrowings are contracted for the purpose of strengthening the working capital and have repayment terms scheduled in conjunction with the operating cycles of each harvest.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(a)Debt composition

	Average interest rate September 30,2024 (i)	September 30, 2024	Average interest rate June 30, 2024(i)	June 30, 2024
Debt contracts in Brazil in:
R$, indexed to CDI (ii)	16.19%	728,881	14.52%	946,741
R$, with fixed interest	15.66%	81,793	12.77%	61,280
U.S. Dollars, with fixed interest	7.85%	244,603	8.64%	103,237
Debt contracts in Colombia in:
COP, indexed to IBR (iii)	10.75%	201,963	11.75%	114,312

Total		1,257,240		1,225,570

Current		1,225,638		1,190,961
Non-current		31,602		34,609
(i)In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the years.
(ii)Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.
(iii)Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Movement in borrowings

At June 30, 2023	965,475

Proceeds from borrowings	2,565,490
Repayment of principal amount	(2,368,806)
Accrued interest	226,755
Borrowings from acquired companies	61,793
Foreign exchange differences	17,215
Exchange rate translation	(786)
Interest payment	(241,566)

At June 30, 2024	1,225,570

At June 30, 2024	1,225,570

Proceeds from borrowings	465,483
Repayment of principal amount	(413,241)
Accrued interest	42,159
Foreign exchange differences	(6,665)
Exchange rate translation	(8,829)
Interest payment	(47,237)

At September 30, 2024	1,257,240
(c)Schedule of maturity of non-current portion of borrowings
The installments are distributed by maturity year:

	September 30, 2024	June 30, 2024

2024	9	1,237
2025	2,144	2,732
2026	17,920	21,253
2027	7,256	9,387
2028	4,273	-

Total	31,602	34,609

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(d)Covenants
The Group has no financial covenants related to borrowings as of September 30, 2024.
16.Obligations to FIAGRO and others quota holders

	September 30, 2024	June 30, 2024

Fiagro I	83,052	205,088
Fiagro II	315,000	—
Others quota holders	76,748	—

Total	474,800	205,088
Fiagro
On August 02, 2024, we entered into an agreement to transfer receivables in the aggregate amount of R$315 million to Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais (Fiagro II) an investment fund legal structure established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The proceeds from this issuance will be used to support Lavoro's ongoing working capital needs and other general corporate purposes. This represents Lavoro's second facility, following the inaugural R$167 million (Fiagro I) established in 2022.
The FIAGRO II fund was structured with 80% senior quotas bearing interest at a benchmark rate of return ranging from the CDI rate + 3.5% per year. The remaining percentage is paid on the subordinated quotas, which generate a benchmark return rate of CDI + 100% per year. The senior quotas are amortized semiannually over a three-year period, while the subordinated quotas are amortized at the maturity of the agreement.
In accordance with IFRS 10, we concluded we control FIAGRO I and FIAGRO II and, therefore, it is consolidated in our financial statements. The senior and mezzanine quotas are accounted for as a financial liability under “Obligations to FIAGRO and others quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.
Others quota holders
During the current period, we entered into other agreements to transfer receivables in the aggregate amount of R$76 million to investment funds established under Brazilian law, which the Group does not hold any interest in quotas. Under these agreements the Group has not transferred substantially all the risk and rewards of

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
these assets and therefore, in accordance with IFRS 9, the Group continued recognized the receivables and recognized the liability as “Obligations to FIAGRO and others quota holders”.
17.Agribusiness Receivables Certificates
(a)Composition

	Maturity	Average interest rate September 30, 2024	September 30, 2024

Serie I	December 22, 2027	CDI + 3.00%	68,265
Serie II	December 22, 2027	14.20%	352,901
Transaction cost			(14,257)

Total			406,909

Current			1,165
Non-current			405,744
(b)Movement in Agribusiness Receivables Certificates

At June 30, 2024	405,565

Transaction cost amortization	1,095
Accrued interest	14,794
Interest payment	(14,545)

At September 30, 2024	406,909
(c)Covenants
This debt includes covenants related to level of indebtedness of the subsidiary Lavoro Agro Holding S.A (This entity encompasses our Brazil Cluster operations) requiring to meet a net debt to EBITDA ratio of not more than 2.5x to be calculated as of June 30 of each year.
18.Payables for the acquisition of subsidiaries
The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Payments made during the period ended September 30, 2024 amounted to R$24,789 relating to interest amortization (Consideration paid during the year ended June 30, 2024, net of cash acquired, was R$222,962 which includes payments for acquisitions made in previous years in the amount of R$179,148). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.
19.Income taxes
(a)Reconciliation of income taxes expense

	September 30, 2024	September 30, 2023
Profit (loss) before income taxes	(175,986)	(156,520)
Statutory rate (i)	34%	34%

Income taxes at statutory rate	59,835	53,217

Unrecognized deferred income tax asset (ii)	(110,846)	(21,964)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	(4)	(21)
Deferred income taxes over goodwill tax recoverable	(5,358)	(845)
Tax benefit (iii)	2,455	52,613
Other	4,057	2,523
Derecognition of deferred taxes assets (iv)	(41,211)	—

Income tax expense	(91,072)	85,523
Income tax and social contribution effective rate	50%	-55%

Current income taxes	(22,300)	38,493
Deferred income taxes	(68,772)	47,030
(i)The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia, The difference to reconcile the effective rate to the Colombian statutory rate (35%) is included in others.
(ii)For September 30, 2023, the Group did not recognize deferred tax assets from certain subsidiaries which are unlikely to will generate future taxable income in the foreseeable future. In addition to that, in the fourth quarter of 2024, the Group ceased to recognize deferred taxes assets for all subsidiaries based on the recoverability analysis performed. The amount of unrecognized credits is R$310,784 for September 30, 2024 (R$160,600 for September 30, 2023).
(iii)This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (see Note 9).
(iv)Due to the agribusiness scenario, the expectation of future taxable profit was impacted, leading to the write-off of tax assets (note 1).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Deferred income taxes balances

	September 30, 2024	June 30, 2024

Deferred income tax assets
Amortization of fair value adjustment	37,569	36,328
Tax losses	138,805	215,336
Allowance for expected credit losses	39,412	38,323
Adjustment to present value	36,563	32,717
Allowance for inventory losses	10,786	4,559
Financial effect on derivatives	831	3,849
Fair value of commodity forward contracts	28,612	13,923
Unrealized exchange gains or losses	2,183	5,202
Unrealized profit in Inventories	22,132	22,156
Amortized right-of-use assets	18,413	20,320
Provision for management bonuses	11,252	17,478
Other provisions	19,665	9,434
	366,223	419,625

Deferred income tax liabilities
Adjustment to present value	(28,177)	(23,571)
Financial effect on derivatives	(6,149)	(6,343)
Fair value of commodity forward contracts	(50,262)	(30,747)
Unrealized exchange gains or losses	(1,919)	(2,742)
Amortized right-of-use assets	(12,661)	(12,257)
Deferred income tax on goodwill	(1,892)	(1,892)
Amortization of fair value adjustment	(472)	(1,083)
Other provisions	(5,076)	(12,505)
	(106,608)	(91,140)

Deferred income tax , net	259,615	328,485

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Deferred income taxes balances net by entity

	September 30, 2024	Junho 30, 2024

Deferred income tax assets	275,240	340,909
Deferred income tax liabilities	(15,625)	(12,424)

Deferred income tax assets, net	259,615	328,485

Deferred income tax and social contribution

At June 30, 2023	316,731

Recognized in the statement of profit or loss	11,754

At June 30, 2024	328,485

Recognized in the statement of profit or loss	(68,772)
Others	(98)

At September 30, 2024	259,615
The aging analysis of net deferred income tax is as follow:

	September 30, 2024	June 30, 2024
Up to 1 year	120,810	113,149
Over 1 year	138,805	215,336

Total	259,615	328,485

20.Provisions for contingencies
Probable losses
The balance of probable losses from civil, tax, labor and environmental contingencies recognized by the Group is as follows:

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	September 30, 2024	June 30, 2024

Civil	499	481
Tax	4,258	4,230
Labor	10,463	9,161
Environmental	134	130

Total	15,354	14,002
Possible losses
The Group is a party to various proceedings involving tax, environmental, labor and other matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Contingencies with losses considered more likely than not amounted to R$182,758 and R$160,699 as of September 30, 2024 and June 30, 2024, respectively.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
21.Advances from customers
Advances from customers arise from the “Cash sale” modality, in which rural producers advance payments to the Group at the beginning of a harvest, before the billing of agricultural inputs. These advances are settled in the short term.
(a)Movement in the period

	September 30, 2024	June 30, 2024

Opening balance	235,037	488,578

Revenue recognized that was included in the contract liability balance at the beginning of the period	(242,634)	(670,862)
Increase in advances	429,424	376,563
Advances from acquired companies	—	40,758

Ending balance	421,827	235,037

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
22.Related parties
Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, or (iii) Key management personnel.
(a)Breakdown of assets and liabilities:

	September 30, 2024	June 30, 2024

Assets
Trade receivables (i)	13,687	7,713
Advances to suppliers (i)	28	28

Total assets	13,715	7,741

Liabilities
Trade payables (i)	3,370	2,793
Advances from customers (i)	361	1,046
Payables for the acquisition of subsidiaries (ii)	59,460	73,703

Total liabilities	63,191	77,542
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries, Such transactions are carried at the same commercial terms as non-related parties customers.
(ii)Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 18.
(b)Statement of profit or loss

	September 30, 2024	September 30, 2023

Revenue from sales of products (i)	13,304	3,601
Monitoring expenses (ii)	(2,425)	(7,026)
Interest on payables for the acquisition of subsidiaries	(403)	(4,461)
Other expenses	(185)	(450)

Total	10,291	(8,336)
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related party customers.
(ii)Expenses paid to the Parent in relation to management support services rendered by the investee Gestão e Transformação S.A. in connection with acquisition transactions.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(c)Key management personnel compensation

	September 30, 2024	September 30, 2023

Wages	3,557	3,606
Direct and indirect benefits	254	485
Variable compensation (bonuses)	852	-
Short-term benefits	4,663	4,091

Share-based payment benefits	2,302	5,964

Total	6,965	10,055
Key management personnel compensation includes payments to Group board of directors and the executive officers.
23.Equity
The fully subscribed and paid-in share capital as of September 30, 2024 is R$591, represented by 116,608,329 ordinary shares.
Our authorized share capital is US$1,500,000 consisting of 1,400,000,000 Ordinary Shares and 100,000,000 preferred shares.
Ordinary Shares
Lavoro ordinary shares have a par value of US$0.001 and are entitled to one vote per share, excepted the 3,006,049 Founder Shares, that were detailed in Note 23 to the Group’s annual consolidated financial statements as of June 30, 2024.
Other capital reserves
Other capital reserves is comprised of a reserve set-up by the Group share-based payment (an equity-settled share-based compensation plan).
Share based payment
Share Options
On August 17, 2022, the Group approved the Lavoro Agro Holding S.A. Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the Lavoro Agro

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Limited share price at the time of the liquidity event, upon the satisfaction of certain conditions, as described below.
Lavoro has granted share options as incentive compensation to Selected Employees, Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):
(i)the occurrence of a liquidity event satisfying a minimum internal rate of return specified in the Lavoro Share Plan; and
(ii)the price per share obtained under such liquidity event must be greater than or equal to one of the following amounts:
(a)a pre-established reference price multiplied by three; or
(b)an amount calculated in accordance with a pre-established formula, in each case specified under the Lavoro Share Plan.
Moreover, upon the satisfaction of the Market Conditions, such share options will vest according to the following schedule (the “Service Conditions”):
(i)one-third of the options vest on the third anniversary of the grant date;
(ii)one-third of the options vest on the fourth anniversary of the grant date; and
(iii)one-third of the options vest on the fifth anniversary of the grant date.
The Lavoro Share Plan has a term of five years: if the Market Conditions have not been satisfied within this year, all options granted under the Lavoro Share Plan will be extinguished, with no further payment or incentive obligation remaining due by Lavoro. The consummation of the SPAC Transaction (see Note 1 to the Group’s annual consolidated financial statements as of June 30, 2024) did not satisfy the Market Conditions.
As of February 28, 2023, the shareholders of Lavoro approved the Lavoro Share Plan. As a result, Lavoro reserved for issuance the number of ordinary shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement, in an amount of 1,663,405 ordinary shares.
The exercise price of the share-based payment is equal to the options price agreed with the employee in the contracts, representing the amount of R$1 monetarily adjusted until the date on which the liquidity event occurs.
The fair value of share options granted is estimated at the date of grant considering the terms and conditions using the Black-Scholes model, taking into account the terms and conditions on which the share options were granted. The model also takes into account historical and expected dividends, and the share price volatility of Lavoro.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The expense recognized for employee services received during the period and the number of options granted is shown in the following tables:

Other capital reserves

At June 30, 2024	14,558

Share-based payments expense during period	536
Share-based payments reversal during period	(287)

At September 30, 2024	14,807

Options granted

At June 30, 2023	45,718,732

Granted options	-
Forfeited options	(4,400,022)

At June 30, 2024	41,318,710

Forfeited options	(500,000)

At September 30, 2024	40,818,710
The weighted average fair value of the options granted was R$0.44 per option. The significant data included in the model were: weighted average share price of R$2.88 on the grant date, exercise price presented above, volatility of 33.88%, no dividend yield, an expected option life of 3.37 years and a risk-free annual interest rate of 12.45%.
Lavoro Limited Restricted Stock Unit Plan (“RSU Plan”)
On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “Restricted Stock Unit Plan” or the “RSU Plan”) in which beneficiaries will be granted equity awards pursuant to the terms and conditions of the RSU Plan and any applicable award agreement. Each RSU, once all the conditions under the plan are met, shall entitle the participant to receive one share issued by Lavoro Limited at no cost.
The total number of shares that may be delivered to the participants within the scope of the plan shall not exceed five percent of shares representing the Group’s total share capital.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
On August 16, 2023 and September 28, 2023 (the grant date), the board of directors of Lavoro (the “Board”) approved the RSU Plan, which provides for the grant of restricted stock units to participants identified by the Board.
The RSUs will vest according to the following schedule, except if otherwise established by the Board of Directors:
(i)one-third of the options vest on the third anniversary of the vesting date;
(ii)one-third of the options vest on the fourth anniversary of the vesting date; and
(iii)one-third of the options vest on the fifth anniversary of the vesting date.
In the event of termination/dismissal of the participant, all unvested RSUs shall be automatically extinguished with not compensation rights. participant, all RSUs whose vesting period has not elapsed on the date of such termination/dismissal shall be automatically extinguished without being entitled any right to compensation.
The fair value of shares granted was measured at the market price of Lavoro’s share at the grant date.
As of September 30, 2024, the number of RSU granted is shown in the following tables:

RSUs Outstanding

At June 30, 2023	—

Granted	1,597,076
Forfeited	(142,740)

At June 30, 2024	1,454,336

Forfeited	(37,771)

At September 30, 2024	1,416,565

Vested	61,514
Non-Vested	1,355,051
The weighted average fair value of the shares granted was R$27.14 per share.
The expense for employee services received during the period was R$1,766.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Earnings per share
Earnings (loss) per share is calculated by dividing the profit (loss) for the period attributable to equity holders of the parent by the weighted average number of common shares available during the period. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the equity holders of the parent:

	2024	2023

Weighted average ordinary shares of Lavoro	113,602	113,602
Effects of dilution from:
Share-based payment (i)	1,951	2,248
Restricted stock unit plan (ii)	1,442	1,003
Number of ordinary shares adjusted for the effect of dilution	116,995	116,853

Loss for the period attributable to net investment of the parent/equity holders of the parent	(248,533)	(66,537)

Basic earnings (loss) per share	(2.19)	(0.59)
Diluted earnings (loss) per share	(2.19)	(0.59)
(i)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above
(ii)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro RSU Plan, as explained above.
The Group reported a loss for the three-month period ended September 30, 2024, accordingly the ordinary shares related to the share-based payment and RSU Plan have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.
All public and private warrants are out of the money as of September 30, 2024; therefore, the approximately 6,012,085 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted loss per share. Similarly, the 3,060,662 Founder Shares, that were detailed to the Group’s annual consolidated financial statements as of June 30, 2024, were not considered in the calculation of the diluted (loss) profit per share due to the Group’s market share price.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
24.Revenue from contracts with customers
Below is revenue from contracts with customers disaggregated by product line and geographic location:

	September 30, 2024	September 30, 2023

Inputs Retails sales
Brazil	1,365,003	1,679,850
Colombia	294,436	265,609

Private Label products
Crop Care	278,164	166,557

Grains (i)
Brazil	72,517	195,386
Colombia	37,075	30,616

Services
Colombia	5,525	27,938

Total Revenues	2,052,720	2,365,956

Summarized by region
Brazil	1,715,684	2,041,793
Colombia	337,036	324,163
(i)As explained in Note 10 (iii), the Group receives grains from certain customers in exchange to the product sold. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Group obtains control of the grains. The Group estimates the fair value of the non-cash consideration by reference to its market price.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
25.Costs and expenses by nature
The breakdown of costs and expenses by nature is as follows:

	September 30, 2024	September 30, 2023

Cost of inventory (i)	1,590,949	1,817,278
Cost of grains	108,585	226,002
Personnel expenses	136,099	123,447
Maintenance of the units	11,430	11,946
Consulting, legal and other services	26,987	30,453
Freight on sales	28,374	26,821
Commissions	19,288	22,119
Storage	2,231	6,323
Travel	7,119	8,556
Depreciation	6,513	4,515
Amortization of intangibles	16,173	18,376
Amortization of right-of-use assets	21,591	19,441
Taxes and fees	6,057	9,556
Short term rentals	4,598	3,025
Business events	3,301	3,888
Marketing and advertising	3,233	4,267
Insurance	2,890	3,643
Utilities	3,598	3,124
Allowance for expected credit losses	13,137	26,496
Losses and damage of inventories	17,144	1,565
Fuels and lubricants	6,567	6,953
Other administrative expenditures	14,664	15,115

Total	2,050,528	2,392,909

Classified as:
Cost of goods sold	1,731,559	2,072,671
Sales, general and administrative expenses	318,969	320,238
(i)Includes fair value on inventory sold from acquired companies, in the amount of R$7,829 for the period ended September 30, 2023.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
26.Finance Income (costs)

	September 30, 2024	September 30, 2023

Finance income
Interest from cash equivalents	3,209	6,806
Interest arising from revenue contracts	46,773	65,647
Interest from tax benefit (see Note 19)	(416)	10,465
Other	—	2,981

Total	49,566	85,899

Finance costs
Interest on borrowings	(42,159)	(62,370)
Interest on acquisitions of subsidiary	(1,107)	(3,636)
Interest on Agribusiness Receivables Certificates	(14,794)	—
Interest on Obligations to FIAGRO and others quota holders	(37,139)	(9,880)
Interest on leases	(5,096)	(4,258)
Interest on trade payables	(114,671)	(142,360)
Other	(18,493)	(12,063)

Total	(233,459)	(234,567)

Other Finance Income (Cost)
(Loss) gain on changes in fair value of derivative instruments	(23,443)	26,281
Loss on fair value of commodity forward contracts	(8,987)	(284)
Foreign exchange differences on cash equivalents	1,584	9,335
Foreign exchange differences on trade receivables and trade payables, net	16,665	(5,446)
Foreign exchange differences on borrowings	2,378	(8,750)
Gain (loss) on changes in fair value of warrants	5,995	(1,420)

Total	(5,808)	19,716

Finance costs, net	(189,701)	(128,952)

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
27.Non-cash transactions
The Group engages in non-cash transactions which are not reflected in the statement of cash flows.
The Group reported non-cash additions to right-of-use assets and lease liabilities of R$4,026 in the three-month period ended September 30, 2024 (R$9,081 in the period ended September 30, 2023).
28.Subsequent events
•New financing transactions
Subsequent to September 30, 2024, through to the date of this interim condensed consolidated financial statements, certain of our subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of COP$37 million with interest rates ranging from IBR Rate plus 1.0% to 1.90% and maturities ranging from October 2025 to December 2025. These new financing transactions are in line with our business plan and reflect the seasonality of our business as the last quarter usually demands additional working capital.
•Share Exchange
The non-controlling shareholders of our subsidiaries Agrozap and Produtiva have negotiated with Lavoro to exchange their shares in these companies for shares of Lavoro Limited. Upon the completion of this transaction, these shareholders will no longer hold non-controlling positions in these subsidiaries. This exchange reflects Lavoro's commitment to enhancing its ownership structure and integrating operations across its portfolio.
•Commercial transactions with related companies
After September 2024, Lavoro increased the amount of inputs supply transactions with related party companies when compared to prior year, and in connection with the facts disclosed in Note 1.
•Related parties Loan Approval
The directors of Lavoro Limited has approved a loan from its shareholders of up to USD35 million. On October 30, 2024, the Group received USD16 million.